WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

May 28, 2004

04030486

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of (i) one (1) announcement released to the London Stock Exchange (the "LSE") on May 27, 2004, and (ii) one (1) announcement released to the LSE on May 28, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

dw 6/15

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

Issued: 27 May 2004

Statement re: Revival Acquisitions Limited

The Board of Marks and Spencer Group plc notes the announcement made by Revival Acquisitions Limited. No proposal has been received at this point. A further announcement will be made as and when appropriate.

Graham Oakley
Group Secretary

For further information, please contact:

Brunswick:	Nick Claydon	07974 982547
	Susan Gilchrist	07974 982301
	Switchboard	020 7404 5959

Issued: 28 May 2004

Rule 2.10 Announcement - Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Marks and Spencer Group plc confirms that, as at close of business on 27 May 2004, it had in issue 2,265,840,962 ordinary shares of 25 pence each ('Ordinary Shares') and 121,244,763 B shares of 70 pence each ('B Shares').

The International Securities Identification Numbers for the respective classes of shares are GB0031274896 for the Ordinary Shares and GB0031274904 for the B Shares.

Graham Oakley
Group Secretary

Tel: 020 7268 8258